Mail Stop 3561

								September 21, 2005


Mark Poulsen, Chief Executive Officer
Fit for Business International, Inc.
3155 E. Patrick Lane
Suite 1
Las Vegas, Nevada 89120

		RE:	Fit for Business International, Inc.
			Registration Statement on Form SB-2
			File No. 333-122176
			Amendment Filed: September 6, 2005

Dear Mr. Poulsen:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Prospectus Cover Page
1. We reissue our prior comment 1 because the dealer prospectus delivery obligation continues to appear on the cover page. Please relocate this disclosure to either the inside front or outside back cover page of the prospectus as required by Item 502 of Regulation S-
B.




Risk Factors, page 8
2. Please revise risk factor 13 to disclose the percent ownership by
Mr. Poulsen including preferred shares.

Management`s Discussion and Analysis, page 19
3. We note the disclosure on page 24 that as of August 19, 2005 you
had cash resources of $1,250.  In light of this limited cash, please
explain the statement on page 25 that amounts borrowed from Fort Street Equity will be used to pay the balance of your estimated offering expenses. Please disclose the balance of your estimated offering expenses that have not been paid to date and discuss how you plan to pay these expenses.
4. We note the financial statements for the year ended June 30,
2005
indicate checks in excess of bank balance of $1,608. Please disclose in this section and discuss the impact this will have on your liquidity. Indicate whether in the interim there have been additional checks in excess of the bank balance.

Plan of Operation
5. Your revisions in response to our prior comment 8 are too general.
We therefore reissue our prior comment and ask for more detailed disclosure regarding your ability to continue as a viable business should you not be able to raise more than a nominal amount of funds from this offering.  For example, we note that if you raise
$350,000
most of the funding will be allocated to salaries and rent expenses.
Please disclose how you intend to pursue your plan of operations and how your business plan will change if you raise this amount of proceeds. We may have further comment. Provide detailed disclosure regarding the activities to be undertaken based upon the amount raised in this offering.

Selling Stockholders, page 60
6. We note the shares sold by Fort Street Equity to Ralston Superannuation Fund, Mr. Gilling and Ms. Mulherin. Please disclose the exemption relied upon in the resale and the analysis under Rule
144 regarding these transactions.  We may have further comment.

Certain Relationships and Related Transactions, page 65
7. We partially reissue our prior comment 16. Please disclose Mr. Poulsen`s reliance on the exemption from registration contained in what is deemed as section 4(1). Also provide an analysis under Rule
144.



Note 1 - Basis of Presentation and Organization
Revenue Recognition, page F-8
8. With respect to our previous comment 18, we note your response stating you believe there is a high degree of collectibility of the remaining license fee due to the L.R. Global principals` "personal asset holdings and revenues from residual activities". You also state "L.R. Global entered into the License Agreement with the understanding that the Company would implement its plan of operations
(including the completion of its capital formation activities) in early February 2005." Based on these citations and your response to us on the whole, it seems that you do not expect payment from LR Global and are relying instead upon payment from the guarantors. Revise Management`s Discussion and Analysis and the notes to the financial statements to disclose that you expect the balance of the license fee to be paid by the guarantors or disclose the reasons why you expect LR Global to pay the fee. Explain why the inability to collect the remaining amount of the license fee was due to the extended period of time required to complete your capital formation activities. Disclose whether and the extent to which LR Global is a revenue-generating entity.
9. With respect to recognizing the license fee as revenue, it appears that you do not yet have a sufficiently complete product or service available for use under license. We note that you are currently developing wellness programs for the marketplace and the supporting infrastructure (web based management information systems, processes, systems, intellectual property, and FFBI training events), and that you are relying upon the offering to provide the necessary funding to complete the development of these specific items as well as your overall business plan. Accordingly, the license conveyed to LR Global may not have any utility separate and independent of your continued performance in developing the underlying programs and supporting systems. It appears that they have not paid the balance of the license fee for that reason. We believe that revenues are considered to have been earned when the seller has substantially accomplished what it must do to be entitled to the benefits represented by the revenue. Your as yet undeveloped plans indicate that you should not recognize any license revenue until you have a product or service that can be utilized fully by the licensee. Please revise the financial statements to defer all license revenue until you have a fully developed product or service that can be utilized by LR Global or other licensee.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Babette Cooper at (202) 551-3396 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397, or to Pam Howell, who supervised the review of your filing, at (202) 551-3357.


      Sincerely,



John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc.	Richard Anslow, Esq.
	732-577-1188









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Mark Poulsen, Chief Executive Officer
Fit for Business International, Inc.
September 21, 2005
4